Exhibit 4.3

Pharmasset, Inc. 303-A College Road East Princeton, NJ 08540 U.S.A. Phone: (609) 613-4100 Fax: (609) 613-4150 www.pharmasset.com

[DATE]

[Optionee Name]

[Optionee Address 1]

[Optionee Address 2]

[Optionee Address 3]

RE: Grant of [Incentive][Nonstatutory] Stock Option

Option Shares:	Grant Date:

Price per share:	Vesting Base Date:

Fully-Vested Date:

Option control no.:	Expiration Date:

Dear [Optionee Name]:

Pharmasset, Inc. (the “Company”) has granted you an option (the “Option”) to purchase shares of the Company’s common stock under the Pharmasset, Inc. 2007 Equity Incentive Plan (the “Plan”). To accept your Option, please sign the enclosed copy of this letter and return it to Legal Affairs or, alternatively, to Human Resources.

General terms

The Option granted to you is intended to be [an incentive][a nonstatutory] stock option. The basic terms of your option grant are identified in the information block at the top of this letter but other important terms and conditions are described in the Plan and the Stock Option Agreement. We encourage you to carefully review both the Plan and the Stock Option Agreement, copies of which are enclosed.

Vesting and Purchase

Subject to the Plan, your Option shall vest (becomes exercisable) [Vesting Schedule], so that all shares will become vested on the Fully-Vested Date shown above.

If you decide to purchase shares under the Option, you will be required to submit a completed exercise and stock purchase agreement on a form approved by and available from the Company, together with payment for the shares. You may pay for the shares (plus any associated withholding taxes) using cash, a check, a wire transfer or any other form of payment listed in section 6.4(c) of the Plan and permitted by the Administrator (as defined in the Plan) at the time you wish to exercise. Shares available under the Option must be purchased, if at all, no later than the Expiration Date.

By your signature below, you agree that your Option is granted under and governed by the terms and conditions of the Plan and the Stock Option Agreement. In addition, you agree: (i) that your rights to any Option Shares underlying the Option will be earned only as you provide services to the Company over time; (ii) that the grant of the Option is not as consideration for services you rendered to the Company prior to the Vesting Base Date; (iii) at the Company’s request in connection with a transaction involving the Company’s equity securities, to enter into a lock-up agreement, in a form prescribed by the Company, prohibiting the sale or other distribution of the Option Shares; and (iv) that nothing in this letter, the Plan or the Stock Option Agreement confer upon you any right to continue your employment or other relationship with the Company for any period of time, nor does it interfere in any way with your right or the Company’s right to terminate that relationship at any time, for any reason, with or without cause.

We value your efforts and look forward to your continued contribution to the success of Pharmasset.

Sincerely,

[Name]

[Title]

I accept the Option and agree to the terms of this letter and the Plan.

, 20
[Optionee Name]	Date